CORRESP 1 1234567890 xxxxxxxx CORRESP DOCUMENT ASSEMBLED FOR VALIDATION PURPOSES ONLY ON responsetosec

L&L Financial Holdings, Inc 720 3rd Ave, Suite #1611, Seattle, WA 98014 (206)-264-8065, (206)264-7971 Fax

Ms. Inessa Kessman, Senior Staff Accountant Securities And Exchange Commission, Washington, D.C. 209549 Mail Stop 3720 Email address: kessmani@sec.gov

Re; L&L Financial holdings, Inc.

Form 10-KSB for the Fiscal Year Ended April 30, 2006 Filed August 15, 2006 Form 10-Q for Fiscal Quarters Ended October 31, 2006 Filed No. 0-32505

Dear Ms. Kessman:

Per our telephone discussion on 3/6/2007, that our staff who knows how to do the Edgar conversion and the SEC electronic filing, is on a two-week vacation and is scheduled to return to the office on 3/14.2007. You have kindly agreed that we can email to your office the responses to your comments on 3/7/2007, while waiting for our staff's return to covert our responses to the Edgar electronic format by 3/16, so that responses can be electronic filed at the SEC Edgar website.

Below are our responses with three (3) attached adjusted files for you review. The three files attached are a) the Form 10-KSB, ended April 30, 2006, b) the Form-10Q for the 2nd Q ended on October 31, 2007, and c) Form 8-K filed on November 13, 2006 for the KMC acquisition. If you agree that the adjustments are not material please let us know, it is much easier for us not to re-file all these three (3) lengthy (adjusted) documents on the Edgar website. As the 3Q is due in this month, if you agree, we could incorporate all adjustments into the 3rd Q (Form 10Q-SB filing) for the quarter ended on January 31, 2007. Thank you for your kind consideration.

Form 10-KSB for the Fiscal year Ended April 30, 2006

General

Q#1. Please amend to include Disclosure and Controls and Procedures in accordance with Item 307 of Regulation S-B.

Answer: Per your instruction, we are to add the Control and Procedures in Please see Page 39 of Attachment 1 for details.

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Q#2. Please include Critical Accounting Policies and Estimates and a Contractual

Obligations Table in your MD&A.

Answer: Per your request, we have included Critical Accounting Policies and Estimates and Contractual Obligations under MD&A. Refer to page 8-12. Please be noted that in our previous original filing was under item 7, pages 25 – 28. Attachment 1 for details.

Report of Independent Registered Public Accounting Firm

Q#3. Please amend to include the fiscal year ended April 30, 2005 audit report.

Answer: We have included the fiscal year ended April 30, 2005 audit report, by reference.

Please see Attachment 1, Page 16, the note at the bottom of the 2006 audit report, ended on April 30, 2006.

Q#4. Since your auditor location in Denver, Colorado and your operations are conducted in China, please ask your independent public accounting firm to tell us how they performed their audit of you.

Answer: The Registrant has contacted its independent CPA firm, Japser & Hall PC, at Denver, Colorado. They indicated that in preparation for the Registrant's audit for the year ended April 30 2006, the CPA firm had conducted, among other procedures, study and review of Registrant ‘s accounting systems and internal control procedures for the US operations and for the overseas subsidiaries located in China. Mr. P. Hall CPA, Partner of the firm, had flown to China to interview China staff and examined documents at the ShenZhen administrative office (located at ShenZhen city, GuangDong Province of China), and the LEK subsidiary (located at LiuZhou City in GuangXi Province of China). While in China, Mr. Hall had reviewed inventory procedures, observed the annual physical inventory count and made tests at the LEK air compressor factory for the year end cutoff. He also discussed operational and accounting matters with management of the Registrant at the ShenZhen office, and the LuiZhou subsidiary to gain knowledge and understanding of the overseas operations. Mr. Hall stayed in China for approx. ten days during late April and early May of 2006 for the audit.

When conducting final examination, two partners of the CPA firm (Mr. T. Jasper CPA and Mr. P. Hall CPA) had flown to Registrant's Seattle head-office and stayed at Seattle for many days, to examine accounting records, legal documents, and asked questions relating to the audit.

Consolidated Balance Sheets, pages 12-13 Consolidated Statements of Income, page 14

Q#5. Please delete the dash ("-") after the amount for each applicable line item.

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Answer: Deleted the dash. See Attachment 1, Pages 17-20 for details.

Consolidated Statements of Income, page 14

Q#	6	.	Please tell us the nature and amount of each item included in "Other income
(net)" for 2006 and 2005. Also, provide a discussion this line item in your
MD&A.

Answer: The table below detailed "Other income (net)" for 2006 and 2005. A discussion of this item is included in MD&A. Please see Page 6 of Attachment 1 for detail.

4/30/2006		4/30/2005

Sale of scraps	339,495	114,727

Rental income	156,428	128,317

Old machinery sales	and487,951	249 515
others

Other operations expenses	(2,324)	(425)

Tax related expenses	(15,225)

Asset Repairs expense	(5,677)

fixed assets sales	128,909	(5,432)
adjustments

Miscellaneous	2,908

Total other income (net)	$1,092,465	$486,702

Please be noted that most of those items under "Other Income" for 2006 and 2005 are miscellaneous income with some small expenses, which are small in amount and infrequently in occurrence. Therefore, the Registrant combines those small amounts under "Other Income (net)".

Consolidated Statement of Cash Flows, page 16

Q#7. Please include the minority interest income as a reconciling adjustment.

Answer: Done. We moved down the item as an adjustment. See Attachment 1, Page 21.

Q#8. Please tell us why a purchase of an investment resulted in $577,146 cash inflow for the fiscal year ended April 30, 2005. In addition, please disclose information regarding this investment in your liquidity section of the MD&A and in the footnotes to your financial statements.

Answer: When the company acquires LEK, LEK has cash of $577,146 at hand.

Additional cash of LEK increased the company's cash inflow. We have disclosed this information in MD&A and in footnote #4 to the financial statements. See Attachment 1, Pages 7 & 29 for details.

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Note 2. Summary of Significant Accounting Policies, page 20

Revenue, page 20

Q#9. Please tell us the circumstances when revenue is not recognized as good or services are provided. Also, tell us in the details of the "consistent methods" used to bill your clients.

Answer: There is no circumstance when revenue of the company is not recognized as good or service are provided.

     To avoid confusion, the disclosure of accounting policies on Revenue is modified as follows :

" The Company's revenue recognition policies are in compliance with Staff accounting bulletin when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectibility is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as advances from customers. "

See Attachment 1, Page 8 and Attachment 2, Page 15 for details.

Stock-Based Compensation, page 21

Q#10. Please note your pro forma net profit for the twelve months ended April 30, 2005 does not total correctly. Please revise.

Answer: There is a type-error of compensation expenses in the pro forma net profit, and it has been adjusted. See Attachment 1, Page 9 for details.

Q#11. We note that you applied SFAS 123 and APB 25 when accounting for warrants issued to your employees. In regard to there warrants, please tell us the following: The terms of the warrants, including whether the warrants could be required to be settled in cash in certain events occurred; If these warrants should be considered equity or debt instruments. Refer to your basis in accounting literature; and How you considered EITF 00-19.

Answer:
  No. The warrants can only become a stock upon employees paying thecompany certain defined amounts of cash. Except cash is paid by

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  employee there is no other events when occurred can convert warrantsinto stock.
  As these warrants have no mandatory redeemable value indicated inthe warrants to employee. The company's common shares are notpublicly traded, nor there is a continuous market to the equity stock,nor the company is required to any dividend to its shareholders, thereis a highly possible that the warrants may never be converted intoshares. When the time limitation (conversion periods) is up, thewarrants if not been converted, will expire. Therefore, these warrantsto employee do not a debt element to the company. It is only an equityderivative.
  EITF 00-19 has been considered for reaching the above conclusion.
Note 3 Business Combination, page 24

Q#12. We note that you utilized an independent third-party valuation to assist in the determination of the fair value of your acquired assets in the LEK transaction.

While you are not required to make reference to this independent third-party, when you do you should also disclose the name of the expert and confirm to us in your response letter that the expert is aware of being named in the filing. If you decide to delete your reference to the independent third-party, you should revise to provide disclosures that explain the methods and assumptions used by management to determine the valuation. Revise throughout the filing where you refer to independent third-party valuations.

Answer: The name of the independent third-party who conducted the valuation in the determination of the fair value of your acquired assets in the LEK transaction was GuangXi Xianghao Certified Public Accountants Co., Ltd. of China. The firm is aware that its name is used in the filing. See Attachment 1, Page 27 for details.

Q#13. We refer to your statement that goodwill of LEK relates to its established brand name, and the oil-free technology incorporated in LEK piston-type air compressors. In that respect, it appears that some of your goodwill should be broken out into identified intangible assets in accordance with paragraph 39 and A14 or SFAS 141. Please revise or advise.

Answer: We reviewed the independent appraisal report of LEK that as the detailed elements of goodwill of LEK cannot be clearly separable into detailed components, the independent appraising report did not further broken out goodwill into identified intangible assets. However, we have modified our disclosure to goodwill as follows:

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"Goodwill of LEK is not separable to further details, even though it may be relevant to some vague notions, such as brand name, and the oil-free technology incorporated in LEK piston-type air compressors.

See Attachment 1, Page 28 for details.
Note 5. Accounts Receivables, page 27

Q#14. We note that your bad debt provision increased by $406,999 in 2006. Please tell us why this increase is not reflected in the consolidated statements of cash flows.

Answer: We have adjusted the consolidated statements of cash flow, thus the bad debt provision increasing amount is reflected. See Attachment 1, Pages 21 and 29 for details.

Note 7. Inventories, page 28

Q#15. We note that on page 28 that you had a net decrease in inventory was $539,129 from April 30, 2005 to April 30, 2006. However, this amount does not tie to your consolidated statement of cash flows on page 16 when combining the change in provision of inventory with change in inventory. Please explain.

Answer: The consolidated statement of cash flows is adjusted so that the inventories amount has been properly reflected. See Attachment 1, Page 21.

Q#16. Please tell us how your record your inventory provision and how you considered SAB Topic 5:BB.

Answer: It is the company's practice that inventory is recorded at cost and adjusted on the principle of the lower of cost or market. When inventory becomes slow moving an inventory provision of obsolete is established, with the inventory cost is written down as the current period expense when incurred. This is in line with SAB Topic 5:BB.

Note 15. Segment Information, page 31

Q#17. Please present each segment's measure of profit or loss. Your presentation of segments by assets does not totally to consolidated amount. Please revise your Form 10-K as well as your Form 10-QSB as appropriate.

Answer:

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The company two segments are presented with profit or loss See Attachment 1, Page 33 for the Form 10K-SB, and Attachment 2, Page 25 for Form 10-QSB.

The presentation of the two segments by assets does not total to consolidated amount, as inter-company elimination entries are involved during the consolidation process. In addition, as this is a condensed table, the balance of the receivables includes both accounts receivable, and notes payable. See Attachment 1, Page 34 for details.

Note 18. Stockholders' Equity, page 32

Q#18. In regard to your warrants, tell us in detail the terms of the warrants and how you considered EITF 00-19.

Answer:

There are five kinds of warrants (Warrants A, B, C, D, E), which can be converted to common shares. The conversion can only occur by the holders who exercises it warrant right and pays the company with additional cash in the amount stipulated in the warrant certificates.

Different warrants has different conversion prices. Terms of the warrant does not contain other events if occurred which could convert warrants into stock. These warrants do contain any mandatory redeemable value. As the company's common shares are not publicly traded nor the company is required to pay any dividend to its shareholders, it is possible that these warrants may never be converted into shares, thus be expired upon the expiration dates in 2008.

Following EITF 00-19, these warrants do not a debt element to the company. They are an equity derivative.

Item 8. Change in and Disagreements with Accountants on Accounting and Financial

Disclosure

#19. It appears that you did not file a Form 8-K Item 4.01 with regard to your change in auditors. Please file.

Answer: The Company has filed the changes in Registrant's certifying accountant on a prior Form 8-K filing, under Item 4, to the SEC dated 2/24/2006 with the filing date of 2/27/2006. Please review the filing for details.

Form 10-QSB for the Fiscal Quarters Ended October 31, 2006

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General

Q#20. Please amend to include Disclosure and Controls and Procedures in accordance with Item 307 or Regulations S-B.

Answer: The additional information has been included. See Attachment 2, Page 10 for detail.

Results of Operations, page 6

Total Revenue, page 6

Q#21. Based on page 18 of your financial statement footnotes, the date of acquisition of

KMC occurred on October 30, 2006. However, you included $1,637,758 of KMC revenue in the second quarter ended October 31, 2006. This revenue of $1,637,758 is all KMC's sales for October 2006 according to page 19 of your financial statements. Please revise your consolidated statement of operations to only include KMC's revenue and expenses since the date of acquisition in accordance with SFAS 141.

Answer:
  After internal debates, the company used the sales and expense of theentire month of October 2006 for the 2Q filing of Form 10Q-SB ended onOctober 31, 2006. The company did not use the "prorated approach" inOctober as other factors have been considered in addition to the datewhich a written contract was executed on 10/30/2006.
  The logics of using the entire month are that : a) A consistent applicationof the company's accounting practice - When the company acquired LEKback in December of 2004 this approach was adopted for the financialreporting in 2004. b) When consider the entire year (12 month) of KMCsales figures, taken as a whole, the difference of two day versus of onemonth of KMC would not materially different to L&L consolidatedfinancial presentation, c) The acquisition is meant on a long-term basis,both parties had agreed to enter the written agreement in October, actuallyagreement and hand-shake were reached in two months earlier in Augustof 2006, it is just the written contact executed on October 30, due totechnical delays, d) The independent CPA firm had review this issue, andbelieves such a presentation taken as a whole, would be reasonable. Pleaserefer to the background of the KMC acquisition on Question # 23. We alsodisclosed this one-time event on Form 10-QSB for the second quarterended 10/31/2006. Please see Attachment 2, Page 15 for details.
  However, based on you comment, we have also have re-computed the sales, income statement and other financial statements for your reference. See Attachment 2, Page 10 through Page 14 for details.

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Note 2. Summary of Significant According Policies, page 16

Stock-Based Compensation, page 17

Q#22. It appears that you have not adopted SFAS 123R. Please revise.

Answer: Based on our review of SFAS 123R, the stock-based compensation appears reasonable. Please also see the answer to Q#10.

Note 3(B). The following information relates to the detailed KMC operations acquisitions, page 18

Q#23. We note that the valuation date of the acquisition was August 31, 2006 but the date of acquisition was October 30, 2006. Please tell us why it is appropriate to use August 31, 2006 instead of October 30, 2006 to determine the cost of KMC and the amounts assigned to the assets acquired and liabilities assumed under paragraphs 48 and 49 of SFAS 141.

Answer: The acquisition of KMC just most of the business deals, has been a rather long process, which took almost a year to complete. Both parties have agreed verbally to enter the written contract targeted on August 31, 2006. Thus, the valuation report was conducted and completed on August 31, 2006. However, due to some technical issues, the closing has to postpone until on October 30, 2006. During our diligence it is confirmed that the KMC is an establish, matured company, its assets and liabilities are stable from month to month, and there are no material changes of the assets acquired and liabilities assumed during the two months of postpone, between August and October of 2006. Thus, both parties believe that the valuation date of acquisition based on August 30, 2006 was appropriate for the transaction.

Q#24. Please disclose the cost of the acquired entity, and the period for which the results of operations of the acquired entity are included in your income statement per paragraph 58 of SFAS 141. Please note that your current presentation of pro-forma financial statements is not in accordance with paragraphs 58 (b-c) of SFAS

141. Please revise.

Answer:

We have included the cost of the KMC acquisition to the 2Q filing. Please see Attachment 2, Page18 for details.

Reasons for using the entire month of October instead of two days for the quarterly presentation of the Form 10-QSB filing have explained in Question # 21.

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The pro forma financial statements are modified accordingly, following SFAS 141. See Attachment 2, Pages 18 and 19 for detail.

Q#25. We note that 75 days has passed since your acquisition of KMC. Please file your amended Form 8-K to include audited financial statements of KMC.

Answer: Due to unexpected delays in China, the audited financial statements would be available in approx next 60 days. The company thus modified the statement on Page 18 of the Form 10Q-SB for the second quarter, ended October 31, 2006, to reflect that when it becomes available the Form 8-K would be amended to include the audited financial statements of KMC.

Note 6. Notes Receivable, page 22

Q#26. You state that notes receivable of $115,156 was due from LEK and KMC subsidiary. Since you consolidate LEK and KMC, notes receivables from them should be eliminated upon consolidation. Please revise or advise.

Answer: The Note Receivables presented in the Note 6, are issued from outside business customers during the business activities. The note receivables would not be eliminated in the consolidation process of the company. See Attachment 2, Page 22 for details.

Form 8-K filed November 13, 2006

Pro Forma Financial Information

Q#27. Please revise your pro forma statements to show financial statements in columnar form showing pro forma adjustments in accordance with paragraph 310 (d) of Regulation S-B.

Answer: The pro forma statements are modified on the KMC acquisition's Form 8-K filing. Please see Attachment 3, Pages 8 and 9 for details.

Taking this opportunity, the company would like to acknowledge that:

  The company is responsible for the adequacy and accuracy of the disclosure inthe filings;

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  Staff comments or changes to disclosure in response to staff comments do notforeclose the Commission from taking any action with respect to the filings;and
  The company may not assert staff comments as a defense in any proceedinginitiated by the Commission or any person under the federal securities laws ofthe United States.

If you have any question, please feel free to contact the undersigned. Thanks.

Sincerely Yours, /s/ Dickson Lee, CEO 3/22/2007
Attachments (3):
-	Attachment 1 - Form 10-KSB (ending 4/30/2006)

-	Attachment 2 - Form 10Q-SB (ending 10/31/2006)

-	Attachment 3 - Form 8-K (ending 11/13/2006)

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